Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT OF 2015

Summary

The 2015 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report.

1.3	Mr. Si Xian Min, the responsible person of the Company, Mr. Tan Wan Geng, the responsible person of the finance work, and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The third quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million Currency: RMB

	30 September 2015	31 December 2014	Increase/ (decrease) (%)
Total assets	183,862	189,697	(3.08)
Net assets attributable to the shareholders of the Listed Company	39,808	35,554	11.96

	Nine months ended 30 September 2015	Nine months ended 30 September 2014	Increase/ (decrease) (%)
Net cash flow from operating activities	19,481	10,513	85.30

	Nine months ended 30 September 2015	Nine months ended 30 September 2014	Increase/ (decrease) (%)
Operating revenue	85,328	81,827	4.28
Net profit attributable to the shareholders of the Listed Company	4,656	1,256	270.7
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	4,393	1,084	305.26
Weighted average return on net assets (%)	12.33	3.63	8.70
Basic earnings per share (Yuan/share)	0.47	0.13	261.54
Diluted earnings per share (Yuan/share)	0.47	0.13	261.54

2

After deducting non-recurring gains and losses

☑Applicable ☐Not applicable

Unit: Million Currency: RMB

Items	Amount for the reporting period (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Notes
Gains and losses on disposal of noncurrent assets	(10)	16
Revert of bad debts of accounts receivable testing separately	-	1
Other non-operating income and expenses	188	417
Influence of income tax	(23)	(87)
Influence of minority interests (after tax)	(60)	(84)
Total	95	263

2.2	Number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

3

Unit: Share

Total number of shareholders (shareholders)	359,163

Particulars of the top ten shareholders
				Pledged or frozen shares
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Status	Number of shares	Capacity
China Southern Air Holding Company (“CSAHC”)	4,039,228,665	41.14	0	No	0	State-owned legal entity
HKSCC Nominees Limited	1,748,983,987	17.81	0	Not known	Not known	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.53	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	293,546,458	2.99	0	Not known	Not known	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	80,000,000	0.81	0	Not known	Not known	Domestic Non-state-owned legal entity
Central Huijin Investment Ltd.	64,510,900	0.66	0	Not known	Not known	State-owned legal entity
Hong Kong Securities Clearing Company Limited	49,854,835	0.51	0	Not known	Not known	Overseas legal entity
China National Aviation Corporation (Group) Limited	49,253,400	0.50	0	Not known	Not known	State-owned legal entity
China Galaxy Securities Co., Ltd.	31,997,315	0.33	0	Not known	Not known	Domestic Non-state-owned legal entity
Zhao Xiaodong	31,500,026	0.32	0	Not known	Not known	Domestic Individual

Particulars of the top ten shareholders holding

the Company’s tradable shares not subject to trading restrictions

		Type and number of shares
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions	Type of shares	Number of shares
China Southern Air Holding Company	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,748,983,987	Overseas listed foreign shares	1,748,983,987
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	293,546,458	RMB-denominated Ordinary shares	293,546,458
Zhong Hang Xin Gang Guarantee Co., Ltd.	80,000,000	RMB-denominated Ordinary shares	80,000,000
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
Hong Kong Securities Clearing Company Limited	49,854,835	RMB-denominated Ordinary shares	49,854,835
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated Ordinary shares	49,253,400
China Galaxy Securities Co., Ltd.	31,997,315	RMB-denominated Ordinary shares	31,997,315
Zhao Xiaodong	31,500,026	RMB-denominated Ordinary shares	31,500,026

Explanation of the connected relationship or acting in concert relationship of the above shareholders

Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

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2.3	Number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐Applicable  ☑Not applicable

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑Applicable  ☐Not applicable

3.1.1	Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	30 September 2015	31 December 2014	Increase/ (decrease) (%)	Main reason(s) for the change
Cash and bank balances	5,504	18,306	(69.93)	Mainly due to the repayment of borrowings in the reporting period.
Other receivables	3,267	2,474	32.05	Mainly due to the increase of payment for intention to purchase airplanes.
Taxes payable	621	436	42.43	Mainly due to the increase in the accrual of enterprise income tax which has not yet paid.
Other current liabilities	-	3,000	(100.00)	Mainly due to the repayment of short-term financing bill in the reporting period.
Long-term borrowings	26,317	42,066	(37.44)	Mainly due to the decrease in receipt of new borrowings and the repayment of borrowings in advance in the reporting period.
Undistributed profits	14,252	9,989	42.68	Mainly due to profit before taxation was achieved in the reporting period.

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3.1.2	Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Nine months ended 30 September 2015	Nine months ended 30 September 2014	Increase/ (decrease) (%)	Main reason(s) for the change
Business taxes and surcharges	208	158	31.65	Mainly due to the fact that the gross margin of airline service increased, which made the related VAT surcharges increased in the reporting period.
Financial expenses	5,789	2,387	142.52	Mainly due to the increase of foreign exchange loss due to the depreciation of RMB against US dollar in the reporting period.
Investment income	612	345	77.39	Mainly due to the increase in profit of investing aviation units in the reporting period.
Non-operating income	2,137	1,530	39.67	Mainly due to the increase of government grants in the reporting period.
Income tax expense	1,610	445	261.80	Mainly due to the increase of profit in the reporting period.

3.1.3 Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	Nine months ended 30 September 2015	Nine months ended 30 September 2014	Increase/ (decrease) (%)	Main reason(s) for the change
Payments of taxes and surcharges	2,692	1,811	48.65	Mainly due to the fact that the gross margin of airline service increased in the reporting period.
Cash received by subsidiaries from investment by minority interests	1,360	-	100.00	Mainly due to the investment to the subsidiaries of Henan Airline Company Ltd. and Jiangxi Airline Company Ltd. from minority interests
Cash received from borrowings	10,978	27,544	(60.14)	Mainly due to the decrease in receipt of new borrowings in the reporting period.
Other proceeds in cash from financing activities	324	-	100.00	Mainly due to the withdrawal of pledged bank deposits in the reporting period.

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐Applicable  ☑Not applicable

3.3	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

☑Applicable  ☐Not applicable

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

1.	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

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2.	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed.

3.	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed.

4.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

5.	The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (the "Finance Company"): (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed.

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6.	On 8 July 2015, given the abnormal fluctuation of the stock market and based on its confidence in development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: (1) CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; (2) CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and (3) CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It’s a long-term undertaking, and it is being performed.

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable  ☑Not applicable

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Joint Company Secretary

Guangzhou, the People’s Republic of China

30 October 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent nonexecutive Directors.

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4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 30 September 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2015	31 December 2014
Current assets:
Cash and bank balances	5,504	18,306
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Notes receivable
Accounts receivable	3,145	2,705
Prepayments	1,022	1,104
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	9	4
Other receivables	3,267	2,474
Purchase of financial assets resold
Inventories	1,758	1,661
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,307	1,586
Total current assets	16,012	27,840
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	239	240
Held-to-maturity investments
Long-term receivables
Long-term equity investments	3,505	2,937
Investment properties	521	459
Fixed assets	142,664	134,001
Construction in progress	15,706	19,247
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	2,646	2,544
Development costs
Goodwill
Long-term prepaid expenses	657	733
Deferred tax assets	1,157	1,045
Other non-current assets	755	651
Total non-current assets	167,850	161,857
Total assets	183,862	189,697

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Current liabilities:
Short-term borrowings	7,224	7,243
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit and loss
Derivative financial liabilities
Notes payable	200	11
Accounts payable	12,052	11,211
Sales in advance of carriage	6,141	6,101
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Salaries and wages payable	2,529	2,405
Taxes payable	621	436
Interest payable	340	471
Dividends payable
Other payables	4,588	5,320
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	16,028	17,888
Other current liabilities		3,000
Total current liabilities	49,723	54,086
Non-current liabilities:
Long-term borrowings	26,317	42,066
Bonds payable
Including: Preference share
Perpetual capital securities
Long-term payables	50,720	43,919
Long-term employee benefits payable
Special items payable
Estimated liabilities	12	25
Deferred revenue	3,136	2,831
Deferred tax liabilities	926	873
Other non-current liabilities	2,054	1,623
Total non-current liabilities	83,165	91,337
Total liabilities	132,888	145,423
Owners' equity
Paid-in capital	9,818	9,818
Other equity instruments
Including: Preference share
Perpetual capital securities
Capital surplus	14,388	14,388
Less: Treasury shares
Other comprehensive income	44	53
Special reserve
Surplus reserve	1,306	1,306
Provision for ordinary risks
Undistributed profits	14,252	9,989
Total equity attributable to shareholders of the Company	39,808	35,554
Minority interests	11,166	8,720
Total owners' equity	50,974	44,274
Total liabilities and owners' equity	183,862	189,697

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

10

Balance Sheet of the Company

As at 30 September 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2015	31 December 2014
Current assets:
Cash and bank balances	2,092	10,755
Financial assets at fair value through profit or loss
Derivative financial assets
Notes receivable
Accounts receivable	2,743	2,232
Prepayments	550	743
Interest receivable
Dividends receivable		4
Other receivables	1,188	4,616
Inventories	1,232	1,179
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,271	1,434
Total current assets	9,076	20,963
Non-current assets:
Available-for-sale financial assets	138	140
Held-to-maturity investments
Long-term receivables
Long-term equity investments	8,145	6,255
Investment properties	284	229
Fixed assets	112,039	105,214
Construction in progress	9,118	11,960
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	1,437	1,491
Development costs
Goodwill
Long-term prepaid expenses	316	342
Deferred tax assets	1,116	1,004
Other non-current assets	612	600
Total non-current assets	133,205	127,235
Total assets	142,281	148,198
Current liabilities:
Short-term borrowings	5,760	5,993
Financial liabilities at fair value through profit and loss
Derivative financial liabilities
Notes payable
Accounts payable	9,010	8,292
Sales in advance of carriage	5,389	5,413
Salaries and wages payable	1,837	1,814
Taxes payable	135	303
Interest payable	267	417
Dividends payable
Other payables	7,615	6,221

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Liabilities classified as held for sale
Non-current liabilities due within one year	13,464	15,167
Other current liabilities		3,000
Total current liabilities	43,477	46,620
Non-current liabilities:
Long-term borrowings	20,428	30,844
Bonds payable
Including: Preference share
Perpetual capital securities
Long-term payables	42,643	38,357
Long-term employee benefits payable
Special items payable
Estimated liabilities	10	23
Deferred revenue	2,615	2,441
Deferred tax liabilities
Other non-current liabilities	1,531	1,184
Total non-current liabilities	67,227	72,849
Total liabilities	110,704	119,469
Owners' equity
Paid-in capital	9,818	9,818
Other equity instruments
Including: Preference share
Perpetual capital securities
Capital surplus	14,100	14,100
Less: Treasury shares
Other comprehensive income	21	28
Special reserve
Surplus reserve	1,306	1,306
Undistributed profits	6,332	3,477
Total owners' equity	31,577	28,729
Total liabilities and owners' equity	142,281	148,198

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

12

Consolidated Income Statement

For the nine months ended 30 September 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Nine months ended 30 September 2015	Nine months ended 30 September 2014
1. Total revenue	32,001	31,615	85,328	81,827
Including: Operating income	32,001	31,615	85,328	81,827
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	30,902	28,949	80,669	81,400
Including: Cost of sales	23,940	25,714	67,503	71,160
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	77	56	208	158
Selling and distribution expenses	1,528	2,119	5,100	5,797
General and administrative expenses	761	670	2,060	1,892
Financial expenses	4,595	390	5,789	2,387
Assets impairment losses	1		9	6
Add: Gains/(losses) arising from changes in fair value
Investment income/ (losses)	172	265	612	345
Including: Share of profit of associates and joint ventures	172	255	600	331
Exchange gains /(losses)
3. Operating profit/ (losses)	1,271	2,931	5,271	772
Add: Non-operating income	800	418	2,137	1,530
Including: Gains on disposal of non-current assets	1	76	45	107
Less: Non-operating expenses	21	11	50	29
Including: Losses on disposal of non-current assets	11	4	29	5
4. Total profits/ (losses)	2,050	3,338	7,358	2,273
Less: Income tax expenses/(credit)	399	742	1,610	445
5. Net profit/ (losses)	1,651	2,596	5,748	1,828
Net profit/(losses) attributable to shareholders of the Company	1,174	2,274	4,656	1,256
Minority interests	477	322	1,092	572
6. Net other comprehensive income/(losses) after tax	(26)	10	(13)	16

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Net other comprehensive income/(losses) after tax attributable to shareholders of the Company	(18)	10	(9)	15
(1) Other comprehensive income/(losses) that will be reclassified to the profit and losses	(18)	10	(9)	15
Including: The attributable share of other comprehensive income/(losses) which will be reclassified to the profit and losses under equity method	(2)	3	(8)	6
Gains/(losses) arising from changes in fair value of available-for-sale financial assets	(16)	7	(1)	9
Net other comprehensive income/(losses) after tax attributable to minority interests	(8)		(4)	1
7. Total comprehensive income	1,625	2,606	5,735	1,844
Total comprehensive income attributable to shareholders of the Company	1,156	2,284	4,647	1,271
Total comprehensive income attributable to minority interests	469	322	1,088	573
8. Earnings per share:
(1) Basic earnings per share	0.12	0.23	0.47	0.13
(2) Diluted earnings per share	0.12	0.23	0.47	0.13

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

14

Income Statement of the Company

For the nine months ended 30 September 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Nine months ended 30 September 2015	Nine months ended 30 September 2014
1. Revenue	23,068	24,122	61,224	61,952
Less: Cost of sales	17,351	19,777	48,894	54,711
Business taxes and surcharges	34	33	100	94
Selling and distribution expenses	1,243	1,629	3,830	4,463
General and administrative expenses	529	494	1,377	1,369
Financial expenses	3,853	384	4,900	2,198
Assets impairment losses			6	6
Add: Gains/(losses) arising from changes in fair value
Investment income/ (losses)	171	257	582	327
Including: Share of profit of associates and joint ventures	170	250	581	319
2. Operating profit/ (losses)	229	2,062	2,699	(562)
Add: Non-operating income	451	376	1,453	1,190
Including: Gains on disposal of non-current assets	1	76	36	105
Less: Non-operating expenses	14	8	36	23
Including: Losses on disposal of non-current assets	7	4	19	5
3. Total profit/ ( losses)	666	2,430	4,116	605
Less: Income tax expenses/(credit)	124	546	868	61
4. Net profit /(losses)	542	1,884	3,248	544
5. Net other comprehensive income/(losses) after tax	(11)	6	(7)	9
(1) Other comprehensive income/(losses) that will be reclassified to the profit and losses	(11)	6	(7)	9
Including: The attributable share of other comprehensive income/(losses) which will be reclassified to the profit and losses under equity method		(2)	(5)	1
Gains/(losses) arising from changes in fair value of available-for-sale financial assets	(11)	8	(2)	8
6. Total comprehensive income/(losses)	531	1,890	3,241	553
7. Earnings per share:
(1) Basic earnings per share
(2) Diluted earnings per share

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

15

Consolidated Cash Flow Statement

For the nine months ended 30 September 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2015	Nine months ended 30 September 2014
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	91,369	82,544
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	383	580
Cash received from other operating activities	1,710	1,624
Sub-total of operating cash inflows from operating activities	93,462	84,748
Cash paid for goods and services	56,893	59,047
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Cash paid to and on behalf of employees	13,202	12,162
Payments of taxes and surcharges	2,692	1,811
Cash paid relating to other operating activities	1,194	1,215
Sub-total of cash outflows from operating activities	73,981	74,235
Net cash flows from operating activities	19,481	10,513
2. Cash flows from investment activities:
Cash received from disposal of investments
Investment income in cash	72	85
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	134	287
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	162	204
Sub-total of cash inflows from investing activities	368	576
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	5,344	5,135
Investments paid in cash	38
Cash paid by subsidiaries for investment in minority interests	69
Net increase in pledged loans
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	5,451	5,135
Net cash flows from investing activities	(5,083)	(4,559)

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3. Cash flows from financing activities:
Proceeds received in cash from investments	1,360
Including: Cash received by subsidiaries from investment by minority interests	1,360
Cash received from borrowings	10,978	27,544
Proceeds received in cash from bonds issuance		6,000
Other proceeds in cash from financing activities	324
Sub-total of cash inflows from financing activities	12,662	33,544
Cash repayments of borrowings	37,226	31,746
Cash payments for distribution of dividends, profits or payments of interest expense	2,344	2,100
Including: Dividend and profit paid by subsidiaries to minority interests	2	2
Cash paid relating to other financing activities		1,060
Sub-total of cash outflows from financing activities	39,570	34,906
Net cash flows from financing activities	(26,908)	(1,362)
4. Effect of changes in exchange rate on cash and cash equivalents	27	2
5. Net increase in cash and cash equivalents	(12,483)	4,594
Add: Balance of cash and cash equivalents at the beginning of the period	17,868	12,170
6. Balance of cash and cash equivalents at the end of the period	5,385	16,764

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

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Cash Flow Statement of the Company

For the nine months ended 30 September 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2015	Nine months ended 30 September 2014
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	63,272	63,505
Refund of taxes and surcharges	319	580
Cash received from other operating activities	1,619	1,059
Sub-total of operating cash inflows from operating activities	65,210	65,144
Cash paid for goods and services	36,738	46,431
Cash paid to and on behalf of employees	9,892	9,178
Payments of taxes and surcharges	1,239	1,037
Cash paid relating to other operating activities	725	834
Sub-total of cash outflows from operating activities	48,594	57,480
Net cash flows from operating activities	16,616	7,664
2. Cash flows from investment activities:
Cash received from disposal of investments
Investment income in cash	58	104
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	3,089	283
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	77	103
Sub-total of cash inflows from investing activities	3,224	490
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	3,284	2,511
Investments paid in cash	1,366
Cash paid by subsidiaries for investment in minority interests		5
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	4,650	2,516
Net cash flows from investing activities	(1,426)	(2,026)
3. Cash flows from financing activities:
Proceeds received in cash from investments
Cash received from borrowings	7,570	22,713
Other proceeds in cash from financing activities		6,000
Sub-total of cash inflows from financing activities	7,570	28,713
Cash repayments of borrowings	29,448	28,364
Cash payments for distribution of dividends, profits or payments of interest expense	1,997	1,912
Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities	31,445	30,276
Net cash flows from financing activities	(23,875)	(1,563)
4. Effect of changes in exchange rate on cash and cash equivalents	14	5
5. Net increase in cash and cash equivalents	(8,671)	4,080
Add: Balance of cash and cash equivalents at the beginning of the period	10,662	5,468
6. Balance of cash and cash equivalents at the end of the period	1,991	9,548

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐Applicable  ☑Not applicable

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